[redacted]

13012055

RECEIVED SECU… …SSION
Washington, D.C. 20549

[redacted]

SEC / TM

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 68430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HRT Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 30th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Morrissey (212) 293-1917
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017-6204 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
[redacted]
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
02 REGISTRATIONS BRANCH

AB 4/23

HRT Financial LLC
Index
December 31, 2012

Page(s)

pwc

Independent Auditor's Report

To the Members of HRT Financial LLC

We have audited the accompanying statement of financial condition of HRT Financial LLC (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of HRT Financial LLC at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 22, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

HRT Financial LLC
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 14,917,668
Receivable from broker-dealers, exchanges, and clearing organizations	74,400,052
Securities owned, at fair value	122,208,667
Dividends receivable	360,529
Accrued interest receivable	431,122
Memberships in exchanges, at cost (fair value, $678,616)	851,613
Prepaid expenses	13,870
Other assets	439,369
Total assets	$213,622,890
Liabilities and Members' Capital	
Due to affiliate	$ 5,566,520
Payable to broker-dealers, exchanges, and clearing organizations	8,867,679
Securities sold, not yet purchased	80,901,272
Accounts payable and accrued liabilities	780,700
Dividends payable	304,821
Total liabilities	96,420,992
Members' capital	117,201,898
Total members' capital	117,201,898
Total liabilities and members' capital	$213,622,890

The accompanying notes are an integral part of the financial statement.

1. Organization and Nature of Business

HRT Financial LLC ("HRTF"), a Delaware limited liability company, formed in August 2009, became licensed in December 2009, and began trading activity in January 2010. HRTF is a registered broker-dealer under the Securities Exchange Act of 1934. HRTF was organized for the purpose of trading securities utilizing a proprietary electronic trading system. Hudson River Trading LLC ("HRT") owns 98% of HRTF and RDC I, Inc. owns the remaining 2%.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

At December 31, 2012, HRTF did not have any other comprehensive income.

Cash and Cash Equivalents
Cash and cash equivalents include cash maintained at U.S. banks. HRTF defines cash equivalents as short term interest bearing investments with original maturities at the time of purchase of three months or less. At December 31, 2012, cash and cash equivalents included cash in bank deposit accounts.

Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value
Securities owned and securities sold, not yet purchased, are recorded at estimated fair value. Equity securities are priced using the closing price published by the listing exchange or published NAV by each fund manager for exchange traded funds (ETFs). Listed equity options are priced using the last trade price on the subscribed data feed. Debt securities are priced using end of day dealer quotes. Principal securities transactions and related revenues and expenses are recorded on a trade date basis. Accrued interest components on securities owned are recorded in Accrued interest receivable in the Statement of Financial Condition. HRTF has policies and procedures to evaluate the values the prices provided and the pricing sources it uses.

Income Taxes
HRTF does not record a provision for federal or state income taxes. The members of HRTF report their share of the income or loss on their income tax returns.

Use of Estimates
The preparation of the financial statement in conformity with GAAP in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Standards Updates
In May 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") to conform existing guidance regarding fair value measurement and related disclosures between U.S. GAAP and International Reporting Standards. The ASU provides guidance on how to measure fair value and additional disclosure requirements. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of the companies' valuation processes and additional information about unobservable inputs impacting Level 3 measurements, and requires additional disclosures

for certain financial instruments that are not carried at fair value. This ASU is effective prospectively for annual periods beginning on or after December 15, 2011. HRTF adopted this guidance effective January 1, 2012 and it did not have a material impact on its statement of financial condition.
In December 2011, the FASB issued an ASU that requires additional disclosures about financial assets and liabilities that are subject to netting arrangements. Under the ASU, the financial assets and liabilities must be disclosed at their respective gross asset and liability amounts, the amounts offset on the balanced sheet and a description of the respective netting arrangements. The new disclosures are required for annual reporting periods on or after January 1, 2013, and are to be applied retrospectively. Other than the change in disclosures, HRTF has determined the adoption of this ASU will not have an impact on its statement of financial condition.

In July 2012, the FASB issued an ASU which allows a company to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test of an indefinite-lived intangible asset. This ASU simplifies the guidance for impairment testing of indefinite-lived intangible assets other than goodwill and gives companies the option to assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. Companies electing to perform a qualitative assessment are no longer required to calculate the fair value of an indefinite-lived intangible asset unless the company determines, based on qualitative assessment, that it is "more likely than not" that the asset is impaired. This update is effective for annual impairment tests, or more frequently if deemed appropriate, performed in fiscal years beginning after September 15, 2012; however, early adoption is permitted. HRTF has determined the adoption of this ASU will not have an impact on its statement of financial condition.

3. Receivable from and Payable to Broker-Dealers, Exchanges, and Clearing Organizations

Receivables from Broker-Dealers, Exchanges, and Clearing Organizations includes cash held at clearing brokers, amounts receivable for unsettled transactions, and fees and commissions payable and receivable. HRTF self-clears U.S. equities trading and executes certain trades which are cleared by a clearing broker. HRTF is subject to credit risk in the event that a counterparty does not fulfill its obligation to complete a transaction. Under the terms of its arrangements with the clearing broker, the clearing broker has the right to charge HRTF for losses resulting from HRTF's failure to fulfill its contractual obligations, and these losses are not capped. At December 31, 2012, HRTF had not recorded any liabilities with regard to this right.

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The fair value of the collateral in securities borrowed transactions is generally in excess of the market value of the securities borrowed on a daily basis, with additional collateral obtained or refunded, as necessary.

Amounts receivable from and payable to broker-dealers, exchanges, and clearing organizations at December 31, 2012, consist of the following:

	Receivable	Payable
Payable/Receivable from clearing organizations	$ 73,154,046	$ 261,849
Payable/Receivable from broker-dealers and exchanges	1,206,206	8,584,762
Payable from clearing organizations for securities failed to receive	-	21,068
Receivable from clearing organizations for securities failed to deliver	3,500	-
Receivable from clearing organizations for securities borrowed	36,300	-
	$ 74,400,052	$ 8,867,679

Included within receivable from broker-dealers, exchange, and clearing organizations are deposits of approximately $6,040,082.

4. Securities Owned, at Fair Value

Fair Value Measurement

ASC 820, "Fair Value Measurement and Disclosures" defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: These are inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities that HRTF has the ability to access.

Level 2: These are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include HRTF's own data.

For a description of the valuation basis, techniques, and inputs used by the Company in valuing its securities owned and securities sold, not yet purchased, refer to Note 2.

The following table presents HRTF's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components, as of December 31, 2012:

ASSETS

		Fair Value Measurement		
Description		**Level 1**	**Level 2**	**Level 3**
Common Stocks	$ 27,535,452	$ 27,535,452	$ -	$ -
Exchange Traded Funds	53,249,434		53,249,434	
Listed Equity Options	27,715	27,715		
Money Market Funds	869,170	869,170		
Municipal Bonds	23,895,400		$ 23,895,400	
Corporate Bonds	12,865,333		12,865,333	
Federal Agency	993,230		993,230	
US Govt. Bonds	450,467	450,467		
Foreign Govt Bonds	755,896	755,896		
Foreign Corporate Bonds	1,566,570		1,566,570	
Total securities owned, at fair value	$ 122,208,667	$ 29,638,700	$ 92,569,966	$ -

LIABILITIES

Description		**Level 1**	**Level 2**	**Level 3**
Common Stocks	$ 48,515,211	$ 48,515,211	$ -	$ -
Exchange Traded Funds	32,359,936		32,359,936	
Listed Equity Options	26,125	26,125		
Total securities sold, not yet purchased	$ 80,901,272	$ 48,541,336	$ 32,359,936	$ -

For the year ended December 31, 2012, the Company did not have transfers in or out of Levels 1, 2 and 3 in the fair value hierarchy, nor any assets measured at fair value on a nonrecurring basis.

Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. As of December 31, 2012, HRTF did not hold any financial instruments that met the definition of Level 3.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include cash and cash equivalents, receivables from Broker-Dealers, Exchanges and Clearing Organizations, due to affiliate, payable to Broker-Dealers, Exchanges and Clearing Organizations and accounts payable. Cash and cash equivalents are considered Level 1 financial assets while all other financial instruments mentioned above are considered Level 2.

5. Memberships in Exchanges

Memberships in exchanges represent both an ownership interest and the right to conduct business on various exchanges. Exchange memberships representing the right to conduct business are recorded at cost and tested at least annually for impairment or more frequently if events or circumstances indicate a possible impairment. After testing memberships for impairment as of December 31, 2012, management has concluded that permanent impairment has not occurred.

6. Regulatory Requirements

HRTF is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of minimum net capital. HRTF has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital equal to the greater of $1,000,000 or 2% of aggregate debit balances, as defined. At December 31, 2012, HRTF had net capital of $109,115,159, which exceeded its minimum requirement of $1,000,000 by $108,115,159.

In June 2011, the Company began self-clearing its trading activities in U.S. equities and is therefore subject to the Customer Protection rules under Rule 15c3-3 promulgated under the Securities Exchange Act of 1934, as amended. However, at December 31, 2012, and throughout the year, HRTF did not carry security accounts for customers or perform custodial functions related to customer securities. Consequently, at December 31, 2012, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.

In the normal course of business, HRTF may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker dealer in securities. Management believes that as of December 31, 2012, that HRTF is not subject to any litigation, arbitration, or regulatory action.

7. Risks

In the normal course of business, HRTF's securities activities involve execution, settlement and financing of various securities transactions. These activities may expose HRTF to off-balance sheet credit and market risk in the event the HRTF's clearing broker is unable to complete a transaction.

As part of its normal brokerage activities, HRTF may sell securities not yet purchased. Securities sold, but not yet purchased represent obligations of HRTF to deliver the specified security at the contracted price and thereby creating a liability to repurchase the security in the market at prevailing prices. These transactions result in off-balance-sheet risk, as HRTF's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

Credit Risk

HRTF maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. HRTF has not experienced any material losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Market Risk

Market risk is the risk of loss resulting from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Margin Risk

Margin risk occurs because HRTF may borrow funds in order to increase the amount of capital available for investing or trading purposes.

8. Members' Capital

In accordance with HRTF's limited liability company agreement, profits and losses are allocated to members according to their respective interests in the company.

Members have redemption rights which contain certain restrictions with respect to rights of withdrawal from HRTF as specified in the limited liability company agreement.

9. Transactions with Affiliates

HRTF has a services, space sharing, and expense agreement with HRT. This agreement covers support services provided by HRT employees, expenses relating to the compensation of these employees, fixed expenses, and office space utilized by HRTF. As of December 31, 2012, the amount payable to HRT was $5,566,520.

10. Subsequent Events

HRTF has performed an evaluation of subsequent events through February 22, 2013, which is the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statement as of and for the year ended December 31, 2012.